UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 31, 2011



United Fire & Casualty Company
(Exact name of registrant as specified in its charter)

Iowa	001-34257	42-0644327
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa	52407
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(319) 399-5700**

_____
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

On May 31, 2011, United Fire & Casualty Company issued a press release announcing its preliminary second quarter 2011 pre-tax catastrophe losses, net of reinsurance, related to storms that hit southern states in late April and a May storm in Joplin, Missouri. A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(a) None.

(b) None.

(c) None.

(d) Exhibits.

The following exhibits are furnished herewith.

 Exhibit 99.1   Press Release of United Fire & Casualty Company dated May 31, 2011.


Signatures


    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	United Fire & Casualty Company
	(Registrant)

Date: May 31, 2011	/s/ Randy A. Ramlo
	Randy A. Ramlo, Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Press Release of United Fire & Casualty Company dated May 31, 2011.

EXHIBIT 99.1



Contact: Randy Ramlo, Chief Executive Officer and President
or Dianne M. Lyons, Vice President/CFO, 319-399-5700

UNITED FIRE ANNOUNCES PRELIMINARY LOSS ESTIMATE
FOR SPRING STORMS

CEDAR RAPIDS, IOWA - May 31, 2011 - United Fire & Casualty Company (NASDAQ: UFCS) today announced that it expects its second-quarter results through May to include pre-tax catastrophe losses, net of reinsurance, of approximately $30-35 million. These losses include $7-9 million in storm losses previously reported in the Company's first quarter news release; $5-6 million from storms that hit southern states in late April; and $15-20 million from a devastating May storm in Joplin, Missouri.

The estimated losses for these catastrophe events are expected to contribute between 21.9 and 25.5 percentage points to the second-quarter property casualty combined ratio. The impact on after-tax earnings is estimated to be between $0.75 and $0.87 cents per share.

Randy A. Ramlo, president and CEO, said: "Over the past 10 years, catastrophe losses for the second quarter have averaged $8 million, compared with a full-year expected average of $25 million.

"However, the outbreak of tornadoes in the southern states in late April and then in Joplin have had a far more disastrous impact. Hundreds of people have lost their lives, and the road to rebuilding the affected communities will be a long one. Our claims staff has been hard at work helping policyholders recover from the storms and demonstrating the value of having their independent agent place their coverage with United Fire.

"When disaster strikes, we're able to employ our advanced technology to identify policyholders in affected areas, making it possible for us to contact many policyholders before they call us with a claim, and allowing us to deploy our storm teams to serve their needs quickly and efficiently," Ramlo said. "Meeting the needs of our Joplin policyholders was a particular challenge for our teams, as only medical and rescue personnel were allowed to enter the affected areas prior to Wednesday, May 25."

About United Fire & Casualty Company
Founded in 1946, United Fire & Casualty Company and its subsidiaries offer property and casualty insurance, life insurance and annuities. On March 28, 2011 United Fire

completed its acquisition of Mercer Insurance Group, Inc. The combined entity is licensed as a property and casualty insurer in 43 states, plus the District of Columbia, and represented by more than 1,300 independent agencies. United Fire is rated A (Excellent) by A.M. Best Company. For the third consecutive year, United Fire was named a "Top 10 Ease of Doing Business Performer" for 2010 in Deep Customer Connections, Inc.'s eighth annual Ease of Doing Business survey of independent agents and brokers. United Fire has also been named one of the Most Trustworthy Publicly Traded Companies in America, a list compiled through a partnership of Forbes and Audit Integrity. Less than 5 percent of the entire U.S. stock market qualifies for inclusion on the list.

Our subsidiary, United Life Insurance Company, is licensed in 29 states, represented by more than 900 independent life agencies, and has been named to the Ward's 50® Life-Health Insurance Companies for five consecutive years (2006-2010).

Disclosure of Forward-looking Statements

This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intend(s)," "plan(s)," "believe(s)," "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will continue," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operating, financial performance or financial condition, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December, 31, 2010, filed with the SEC on March 1, 2011 and in our report on Form 10-Q for the quarter ended March 31, 2011, filed with the SEC on May 10, 2011. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made.

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